

February 21, 2014

Via E-mail
Todd Sudeck
Chief Executive Officer
mLight Tech, Inc.
3100 Airway Avenue, Suite 141
Costa Mesa, CA 92626

> **Re: mLight Tech, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Supplemental Response Dated January 22, 2014**
> **File No. 333-169805**

Dear Mr. Sudeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to comment 1. As previously requested, please include the information required under Item 303 of Regulation S-K including your results of operations for the years ended December 31, 2012 and 2011, liquidity and capital resources, and critical accounting policies. In addition, include the information required for the nine months ended September 20, 2013 and 2012.

Independent Auditor's Report, Exhibit 9.1, page 1

2.   We note your response to comment 11. As previously requested, please have your auditors revise their report to reflect that their audits were performed in accordance with standards issued by the Public Company Accounting Oversight Board (PCAOB).

Note 1 – Revenue Recognition, page 7

3.   We note your response to comment 12. Please tell us why you are recognizing the deposit upon commencement of the courses and the balance of the tuition package upon the completion of the courses. In addition, provide the revised revenue recognition policy in your notes to your financial statements.

4.   We note your response to comment 13. Please tell us why your accounting for the remaining tuition is appropriate under GAAP. Refer to your basis in the accounting literature.

Note 2 – Payroll Taxes, page 9

5.   We note your response to comment 14. Please revise to disclose that penalties and interest cannot be reasonably estimated.

Note 4 – Commitments and Contingencies, page 11

6.   We note your responses to comments 5, 15 and 16. Please revise the proposed disclosure to disclose that the release is unconditional.

Note 5 – Purchase Commitments, page 12

7.   We note your response to comment 17. Please tell us why the amount of the remaining purchase commitment from the distributor was not recognized under ASC 440.

8.   Please tell us and disclose when you expect to negotiate a time extension to fulfill the purchase commitment with your manufacturer and distributor. In the event that an extension cannot be obtained, please disclose the potential impact on your business.

Note 7 – Related Party Transactions, Transactions with Owner, page 13

9.   We note your response to comment 18. After we review your amendment, we may have further comments.

Exhibit 9.02. Pro Forma Financial Statements for the Period Ended September 30, 2013

Unaudited Pro-forma Financial Information, page 1

10.   We note your response to comment 19. It appears to us that you have elected your fiscal year end to be September 30. If true, please disclose this.

Pro Forma Balance Sheet at September 30, 2013, page 2
Pro Forma Adjustments at September 30, 2013, page 4

Pro Forma Adjustments, page 4

11.   We note your response to comment 23. After we review the revised A2 in the amendment, we may have further comments.

12.   We note your response to comment 24. After we review the revised B1 in the amendment, we may have further comments.

Significant Notes and Assumptions to Pro Forma Financial Statements, page 6

13.   We note your response to comment 25. After we review the revisions in the amendment, we may have further comments.

Unaudited Financial Statements for the Periods Ended September 30, 2013 and 2012

14.   Please provide complete unaudited comparative financial statements and footnotes for DKTI for the period ended September 30, 2013 and September 30, 2012.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Financial Statements for the Year Ended December 31, 2013

Notes to Financial Statements

Note 4 – Payroll Taxes, pg. 12

15.   We note your response to comment 14. Please disclose in future filings that penalties and interest cannot be reasonably estimated.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director